FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated July 19, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the second quarter of 2013.

2.  Table of unaudited consolidated capitalization of the Registrant at June 30, 2013 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 19, 2013

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK

Interim Report 2 2013

First six months of 2013

•                  New lending amounted to Skr 38.1 billion (1H12: Skr 28.5 billion)

•                  Net interest revenues amounted to Skr 813.1 million (1H12: Skr 1,010.5 million)

•                  Operating profit amounted to Skr 105.0 million (1H12: Skr 493.7 million)

•                  Net profit (after taxes) amounted to Skr 78.4 million (1H12: Skr 356.1 million)

•                  Return on equity amounted to 1.1 percent (1H12: 5.1 percent)

•                  Operating profit excluding unrealized changes in fair value amounted to Skr 595.7 million (1H12: Skr 953.1 million)

•                  The outstanding volume of offers for loans at the end of the period amounted to Skr 49.5 billion (Skr 59.5 billion at year-end 2012)

•                  The common equity Tier-1 capital adequacy ratio was 19.9 percent at the end of the period (19.8 percent at year-end 2012)

•                  Basic and diluted earnings per share amounted to Skr 19.7 (1H12: Skr 89.2)

Second quarter 2013

•                  New lending amounted to Skr 13.3 billion (2Q12: Skr 17.3 billion)

•                  Net interest revenues amounted to Skr 385.6 million (2Q12: Skr 505.1 million)

•                  Operating profit amounted to Skr -107.3 million (2Q12: Skr -245.2 million)

•                  Net profit (after taxes) amounted to Skr -85.3 million (2Q12: Skr -188.5 million)

•                  Operating profit excluding unrealized changes in fair value amounted to Skr 244.9 million (2Q12: Skr 352.0 million)

•                  Basic and diluted earnings per share amounted to Skr -21.4 (2Q12: Skr -47.2)

2013 For the period 01/01/13 — 30/06/13 Download the report at www.sek.se

Statement by the President

Continued high demand

The second quarter has seen a degree of stabilization in the global economy. Although there is uncertainty over development trends in Asia, a number of indicators in the US are pointing to a gradual improvement in the economy. However, uncertainty remains over European economic development, and the balance between austerity and stimulus continues. As the market is still highly susceptible to negative signals, Europe’s political decision-makers need to manage this balancing act with great caution and sensitivity. Economic development in European countries is particularly important for the Swedish export sector as almost three-quarters of Sweden’’s exports of goods go to Europe.

However, in recent months there have been a number of signs that Swedish exports are starting to gain momentum. This is shown in particular by SEK’s own macroeconomic report, the Export Credit Trends Survey, which was published for the first time on June 24, 2013. We believe that SEK’s role as a lender will remain important, especially in large transactions over long loan periods. This assessment is supported by continued high demand for SEK’s services in the first six months of 2013. Exporters’ need for end-customer finance has been particularly significant, although volumes in the second quarter returned to previous years’ levels.

SEK is increasingly being asked to act as co-arranger in large export credit transactions to strengthen the credibility of transactions in terms of access to financing and to ensure high quality throughout the process, particularly in regard to the handling of sustainability issues. This is a clear sign that a growing number of companies are placing considerable importance on transactions meeting international standards on business ethics, the environment and human rights.

The first six months of the year saw a significant fall in the margin on liquidity placements, which ensure future lending capacity, as a result of adaption to the new financial insitution regulations and this had a negative effect on net interest income. Net interest income amounted to Skr 813.1 million for the period (1H12: Skr 1,010.5 million). Operating profit amounted to Skr 105.0 million (1H12: Skr 493.7 million).The fall in operating profit was primarily due to lower net interest income and lower profits on the repurchase of SEK’s own debt. The impact of unrealized changes in fair value is resulting in increasing volatility in operating profit. Earnings in the first six months of 2013 were negatively affected by unrealized changes in fair value amounting to Skr -490.7 million (1H12: Skr -459.4 million). The return on equity after tax was 1.1 percent, compared with 5.1 percent in the corresponding period last year. Operating profit excluding unrealized changes in fair value was Skr 595.7 million, compared with Skr 953.1 million for the same period in 2012.

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Unaudited (except for Jan-Dec, 2012)

Skr mn (if not mentioned otherwise)	Apr-Jun, 2013	Jan-Mar, 2013	Apr-Jun, 2012	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Results
Net interest revenues	385.6	427.5	505.1	813.1	1,010.5	1,879.9
Operating profit	-107.3	212.3	-245.2	105.0	493.7	824.4
Net profit (after taxes)	-85.3	163.7	-188.5	78.4	356.1	708.8
After-tax return on equity (1)	-2.4%	4.5%	-5.3%	1.1%	5.1%	5.0%

Operating profit excl. unrealized changes in fair value (2)	244.9	350.8	352.0	595.7	953.1	1,652.6

After-tax return on equity excl. unrealized changes in fair value (3)	5.2%	7.5%	7.1%	6.4%	10.0%	9.3%

Basic and diluted earnings per share (Skr) (4)	-21.4	41.0	-47.2	19.7	89.2	177.6

Customer financing
New financial transactions with customers (5)	13,261	24,807	17,305	38,068	28,545	56,235
of which direct finance	6,433	4,271	4,785	10,704	8,188	17,577
of which end-customer financing	6,828	20,536	12,520	27,364	20,357	38,658
Loans, outstanding and undisbursed (6)	232,353	228,323	223,621	232,353	223,621	218,822
Volume of outstanding offers of lending (7)	49,537	50,909	70,415	49,537	70,415	59,525
of which binding offers	34,102	32,817	43,631	34,102	43,631	33,841
of which non-binding offers	15,435	18,092	26,784	15,435	26,784	25,684

Borrowing
New long-term borrowings (8)	28,355	25,875	13,333	54,230	26,048	43,231
Outstanding senior debt	269,443	273,628	279,063	269,443	279,063	272,637
Outstanding subordinated debt	2,830	2,899	3,281	2,830	3,281	3,013

Statement of financial position
Total assets	306,094	308,633	324,747	306,094	324,747	313,136
Total liabilities	292,090	294,200	310,821	292,090	310,821	298,756
Total equity	14,004	14,433	13,926	14,004	13,926	14,380

Capital
Total capital adequacy ratio, incl. Basel I-based additional requirements (9)	23.3%	24.0%	22.9%	23.3%	22.9%	23.1%
Total capital adequacy ratio, excl. Basel I-based additional requirements (10)	23.3%	24.0%	22.9%	23.3%	22.9%	23.1%
Tier-1 capital ratio, incl. Basel I-based additional requirements (11)	23.2%	23.9%	22.9%	23.2%	22.9%	23.0%
Common Equity Tier-1 capital adequacy ratio, incl. Basel I-based additional requirements (12)	19.9%	20.7%	19.3%	19.9%	19.3%	19.8%

(1) Net profit (after taxes), expressed as a percentage per annum of current year’s average equity.

(2) Operating profit excluding unrealized changes in fair value of certain financial instruments (see page 10, Performance measurement for additional information).  The result of 2012 excludes a gain amounting to Skr 323.5 million that was realized in the third quarter of 2012, when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which came into force at the turn of 2012/2013. These derivatives were replaced with new derivative instruments at market terms (see Note 2).

(3) Net profit (after taxes), excluding unrealized changes in fair value, expressed as a percentage per annum of current year´s average equity.

(4) The average number of shares, for each period, amounts to 3,990,000.

(5) New customer financing includes all new accepted loans, regardless of maturities.

(6) Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflects what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes.  Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 5).

(7) SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

(8) New borrowing with maturities exceeding one year.

(9) Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12.

(10) Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments for valid transitional rules regarding required minimum capital. See Note 12 “Capital Adequacy and Exposures “, in this Interim Report for a complete description of the calculation of required minimum capital during the transitional period.

(11) Tier-1 capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12.

(12) According to SEK’s definition, common equity Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital (in the form of perpetual subordinated debt).

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote Aktiebolaget Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as at June 30, 2013 and December 31, 2012, and in matters concerning flows, the six-month period ended on June 30, 2013. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

Aktiebolaget Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Activity report

High volumes of export credits

Demand for lending from SEK remained high in the first half of 2013, despite some normalization in the second quarter compared with the large volumes in the first three months of the year. Total new lending for the first six months of the year amounted to Skr 38.1 billion, an increase of Skr 9.6 billion over the same period in 2012.

SEK’s lending operations consist of direct finance to Swedish exporters and end-customer finance, in which SEK provides lending to the customers of Swedish exporters. SEK cooperates with EKN, the Swedish Export Credits Guarantee Board, and commercial banks, which together with SEK make up the Swedish export system.

New end-customer finance volumes were high for the first six months of the year, amounting to Skr 27.4 billion, an increase of Skr 7.1 billion over the corresponding period in the previous year.

Demand for SEK’s direct finance remained high in the first half of 2013. Interest in lending in local currencies has also remained high.

For the first time in a long time, SEK carried out lending in the second quarter involving the use of private risk insurance, which does not encompass ECA credit insurance cover. The ability to transfer risk to an insurance company creates the conditions necessary to enable SEK to handle larger lending volumes.

New customer financing

Skr bn	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Customer financing of which:
- End-customer finance (1)	27.4	20.3	38.6
- Direct finance	10.7	8.2	17.6
Total	38.1	28.5	56.2

(1) Of which Skr 13.4 billion (1H12: Skr 11.9 billion, year-end 2012: Skr 7.5 billion) had not been disbursed at period end.

New customer financing by sector

New customer financing

(Skr bn)

Access to venture capital in the financial markets increased substantially in the first half of this year. However, the flow of new business and inquiries to SEK has not tailed off so far and has remained significant, particular with regard to large credits and long loan periods. SEK is increasingly asked by clients to act as co-arranger in large export credit transactions. As co-arranger SEK can take an active role in ensuring high quality throughout the process, not least in regard to sustainability issues. A growing number of companies consider it a competitive advantage to have a robust sustainability process in order to ensure that the transaction meets international standards on issues such as business ethics, the environment and human rights.

In the first six months of 2013 SEK borrowed the equivalent of Skr 54.2 billion, which is more than its total borrowing for the whole of 2012. These large funding volumes are a result of the financing of large lending volumes, as well as the financing of debt that has matured, either due to planned maturity or early redemption by the company.

SEK’s funding has taken place in a number of currencies, in various geographical markets and with maturities that match the corresponding lending well. The trend of a growing proportion of funding being based on simple borrowing arrangements has continued. Of outstanding funding at the end of the period, 65.4 percent (1H12: 54.9 percent) consisted of simple borrowing arrangements and 34.6 percent (1H12: 45.1 percent) was structured borrowing.

SEK’s markets for new lending, first six months of 2013

New borrowing
Long-term borrowing (Skr bn)

SEK’s funding markets, first six months of 2013

Comments on the consolidated financial accounts

January - June 2013

Operating profit

Operating profit for the first six months of 2013 amounted to Skr 105.0 million (1H12: Skr 493.7 million), a decrease of 78.7 percent compared to the same period in the previous year. The decrease was mainly attributable to lower net results of financial transactions, which amounted to Skr -437.9 million (1H12: Skr -227.0 million). The decrease in net results of financial transactions was mainly attributable to higher profits from repurchase of SEK’s own debt last year. Compared to the previous year operating profit was also negatively impacted by  decreased net interest revenues.

Net interest revenues

Net interest revenues for the first six months of 2013 amounted to Skr 813.1 million (1H12: Skr 1,010.5 million), a decrease of 19.5 percent compared to the same period in the previous year. During the first half of the year, the margins in the liquidity portfolio decreased due to the new regulations requiring a higher portion to be invested in securities with short maturities and high marketability, compared with SEK’s previous strategy of matching its liquidity investments with liquidity needs.

The average margin on debt-financed interest-bearing assets amounted to 48 basis points per annum (1H12: 62 basis points), a decrease in absolute terms of 14 basis points, or in relative terms of 22.6 percent compared to the same period in the previous year.

Debt-financed interest-bearing assets amounted on average to Skr 256.7 billion (1H12: Skr 259.5 billion).The distribution of the average volume of lending and liquidity placements has changed compared to the same period in the previous year. The average volume of liquidity placements has decreased compared to the prior period while the average volume of lending has increased.

Net results of financial transactions

The net result of financial transactions for the first six months of 2013 amounted to Skr -437.9 million (1H12: Skr -227.0 million). The decrease was mainly attributable to lower profits from repurchase of SEK’s own debt.

—Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 52.8 million (1H12: Skr 232.4 million), a decrease of 77.3 percent compared to the same period in the previous year. The decrease was mainly attributable to lower profits from repurchase of own debt which decreased from Skr 228.6 million to Skr 63.9 million.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -490.7 million (1H12: Skr -459.4 million). The negative unrealized change in fair value was mainly attributable to changes in basis spreads related to borrowing (as well as method improvements), which were partially offset by positive unrealized changes in fair value attributable to credit spreads on SEK’s own debt. Changes in basis spreads were attributable to changes in spreads in a large number of currencies. The change in credit spread means that SEK must borrow at less favorable rates compared to the conditions that prevailed at the beginning of the year. This results in an accounting valuation gain on outstanding debt. The negative result during the corresponding period last year was mainly attributable to a change in credit spreads on SEK’s own debt.

Other operating income

Other operating income amounted to Skr 0.0 million (1H12: Skr 18.8 million). The result in the previous period consisted of remuneration received relating to regained expenses for the arbitration proceedings from a dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB), which was concluded in SEK’s favor and cannot be appealed.

Administrative expenses

Administrative expenses (which includes personnel expenses, other expenses and depreciations) totaled Skr -253.4 million (1H12: Skr -281.9 million), a decrease of 10.1 percent. The decrease was mainly due to a decrease in other expenses.

—Personnel expenses

Personnel expenses totaled Skr -143.2 million (1H12: Skr -151.2 million) a decrease of 5.3 percent compared to the same period in the previous year. The decrease in personnel expenses was due to the fact that no estimated cost for the general personnel incentive system was required to be recorded (1H12: Skr -14.2 million). Personnel expenses excluding the effects of the general personnel incentive system increased by 4.5 percent, mainly due to adjusted salary and personnel reinforcements. The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. The amount to be paid will decrease if the risk-weighted assets exceeded intended levels for the year. Executive Directors are not covered by the incentive system.

—Other expenses

Other expenses amounted to Skr -92.8 million (1H12: Skr -122.5 million), a decrease of 24.2 percent compared to the same period in the previous year. The decrease in other expenses is mainly due to cost-reducing actions that have been taken through the reduction of the number of consultants and replacement of those with employed staff.

—Depreciations of non-financial assets

Depreciations totaled Skr -17.4 million (1H12: Skr -8.2 million). The increase was mainly due to increased depreciations related to capitalization of IT development-projects.

Net credit losses

Net credit losses for the first six months of 2013 amounted to Skr -14.7 million (1H12: Skr -27.9 million). During the first six months of 2013 an additional provision of Skr -20.0 million was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty), a similar additional provision for the same period in the previous year also amounted to Skr -20.0 million. The provision is related to continued negative rating migration.

Other comprehensive income

Other comprehensive income before tax amounted to Skr -309.9 million (1H12: Skr 31.6 million). Skr -364.7 million (1H12: Skr 29.2 million) of the total was attributable to items to be reclassified to operating profit and Skr 54.8 million (1H12: Skr 2.4 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit Skr 11.2 million (1H12: Skr 21.6 million) was related to changes in value of available-for-sale securities and Skr -375.9 million (1H12: Skr 7.6 million) was due to other comprehensive income effects related to cash flow hedges. The positive changes in fair value related to available-for-sale securities were due to decreased credit spreads on liquidity placements. The changes related to cash flow hedges were mainly due to changes in interest rates but also due to the reclassification from other comprehensive income to net interest revenues, which negatively affected the fair value.

Items not to be reclassified to operating profit were related to revaluation of defined benefit plans. The defined benefit plans were positively affected by the change in the discount rate used for calculation of the obligations. The discount rate is based on Swedish mortgage bonds, as that market now is to be regarded as deep enough to be used for this purpose. Before this change, the discount rate was based on Swedish government bonds.

After taking into account, the tax impact on items to be reclassified to profit or loss, which amounted to Skr 80.2 million (1H12: Skr -7.7 million) and the tax impact on items not to be reclassified to profit or loss, which amounted to Skr -12.1 million (1H12: Skr -0.5 million), other comprehensive income amounted to Skr -241.8 million (1H12: Skr 23.4 million).

After-tax return on equity

After-tax return on equity amounted to 1.1 percent (1H12: 5.1 percent). After-tax return, not reflecting unrealized fair-value changes, amounted to 6.4 percent (1H12: Skr 10.0 percent).

Second quarter of 2013

Operating profit

Operating profit for the second quarter amounted to Skr -107.3 million (2Q12: Skr -245.2 million). The increase in net results of financial transactions, compared to the same period in the previous year, was mainly due to decreased negative effects of unrealized changes in fair value. The effect was offset by decreased net interest revenues.

Net interest revenues

Net interest revenues for the second quarter amounted to Skr 385.6 million (2Q12: Skr 505.1 million), a decrease of 23.7 percent compared to the same period in 2012. The decrease was mainly due to decreasing margins and also a certain decrease in net interest revenues due to lower average volumes. New regulations concerning liquidity investments have also affected the margin negatively.

The average margin on debt-financed assets for the second quarter of 2013 amounted to 45 basis points per annum (2Q12: 63 basis points), a decrease in absolute terms of 18 basis points, or in relative terms of 28.6 percent compared to the same period in the previous year.

The average volume of debt-financed assets amounted to Skr 256.1 billion (2Q12: Skr 261.1 billion) during the second quarter of 2013, a decrease of 1.9 percent compared to the same period in the previous year.

Net results of financial transactions

The net result of financial transactions for the second quarter 2013 amounted to Skr -351.6 million (2Q12: Skr -555.0 million). The decrease in the negative result was mainly attributable to this year’s reported positive impact from changes in credit spreads, while the corresponding impact in 2012 was negative.

—Realized net results of financial transactions

Realized net results of financial transactions for the second quarter amounted to Skr 0.6 million (2Q12: Skr 42.2 million). The decrease in net results of financial transactions was attributable to lower profits from repurchases of SEK’s own debt.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -352.2 million (2Q12: Skr -597.2 million). The decrease in the negative result was mainly attributable to this year’s reported positive impact from changes in credit spreads, while the corresponding impact in 2012 was negative. This was offset by changes in basis spreads and method improvements in the current quarter.

Administrative expenses

Administrative expenses (which includes personnel expenses, other expenses and depreciations) totaled Skr -123.4 million for the second quarter (2Q12: Skr -149.5 million), a decrease of 17.5 percent. The decrease was mainly due to a decrease of other expenses.

—Personnel expenses

Personnel expenses for the second quarter amounted to Skr -73.8 million (2Q12: Skr -77.8 million) a decrease of 5.1 percent compared to the same period in the previous year. The decrease in personnel expenses was due to the fact that no provision for the general incentive system was made (2Q12: Skr -6.2 million). Personnel expenses excluding the effects of the general personnel incentive system increased by 3.1 percent, mainly due to increased salaries.

—Other expenses

Other expenses amounted to Skr -40.7 million (2Q12: Skr -67.3 million) a decrease of 39.5 percent compared to the same period in the previous year. The decrease in other expenses is mainly attributable to cost reduction measures taken by reducing the use of consultants and replacing the consultants with employees.

—Depreciations of non-financial assets

Depreciations for the second quarter 2013 totaled Skr -8.9 million (2Q12: Skr -4.4 million). The increase was mainly due to increased depreciations related to capitalization of IT development-projects.

Net credit losses

Net credit losses for the second quarter of 2013 amounted to Skr -17.0 million (2Q12: Skr -46.0 million). An additional provision amounting to Skr -20.0 million (2Q12: -10.0 million) was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty).

Other comprehensive income

Other comprehensive income before tax amounted to Skr -168.0 million (2Q12: Skr 156.1 million). Skr -168.0 million (2Q12: Skr 154.9 million) of the total was attributable to items to be reclassified to operating profit and Skr 0.0 million (2Q12: Skr 1.2 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit Skr 34.1 million (2Q12: Skr 2.1 million) was related to changes in value of available-for-sale securities and Skr -202.1 million (2Q12: Skr 152.8 million) was due to other comprehensive income related to cash flow hedges.

The changes in fair value related to available-for-sale securities were due to decreased credit spreads on corporate bonds, which are a part of liquidity placements. The changes in fair value related to cash flow hedges were mainly due to changes in interest rates but also due to the reclassification from other comprehensive income to net interest revenues, which negatively affected the fair value.

Tax effects amounted to a total of Skr 37.0 million (2Q12: Skr -41.0 million), and other comprehensive income after tax amounted to Skr -131.0 million (2Q12: Skr 115.1 million).

Performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS), which is operating profit including changes in fair value of certain financial instruments, and operating profit excluding unrealized changes in fair value. Operating profit excluding unrealized changes in fair value excludes changes in the fair value of certain financial instruments that are recognized for IFRS purposes.

Operating profit excluding changes in fair value of certain financial instruments is a supplementary metric to operating profit. Operating profit in accordance with IFRS values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Operating profit excluding unrealized changes in fair value does not reflect these mark-to-market valuation effects. Operating profit excluding unrealized changes in fair value in January-December, 2012 excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives in hedge relations were closed out in order to prepare for the new regulatory framework for large exposures which came into force on  January 1, 2013. The derivatives were replaced with new derivative instruments at market terms.

The  table below provides a reconciliation of this performance measure to operating profit under IFRS.

	Apr-Jun,	Jan-Mar,	Apr-Jun,	Jan-Jun,	Jan-Jun,	Jan-Dec,
Skr mn	2013	2013	2012	2013	2012	2012
Operating profit	-107.3	212.3	-245.2	105.0	493.7	824.4
Closed interest rate and currency derivatives in hedge	—	—	—	—	—	-323.5
Unrealized changes in fair value (Note 2)	352.2	138.5	597.2	490.7	459.4	1,151.7
Operating profit excl. Unrealized changes in fair value	244.9	350.8	352.0	595.7	953.1	1,652.6

Statement of Financial Position

Total assets and liquidity placement

SEK’s total assets amounted to Skr 306.1 billion on June 30, 2013, a decrease of 2.2 percent from year-end 2012 (year-end 2012: Skr 313.1 billion). The decrease is a result of a strategic decision to more fully match borrowing against new loans, thereby allowing a reduction in the volume of outstanding liquidity instruments.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 232.4 billion as of June 30, 2013 (year-end 2012: Skr 218.8 billion), an increase of 6.2 percent from year-end 2012. Of the total amount at June 30, 2013, Skr 205.7 billion represented outstanding loans, an increase of 6.6 percent from year-end 2012 (year-end 2012: Skr 192.9 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 43.1 billion (year-end 2012: Skr 39.5 billion), representing an increase of 9.1 percent from year-end 2012.

As of June 30, 2013, the aggregate amount of outstanding offers amounted to Skr 49.5 billion, a decrease of 16.8 percent since year-end 2012 (year-end 2012: Skr 59.5 billion). Skr 44.1 billion (year-end 2012: Skr 47.9 billion) of outstanding offers derived from the S-system. Binding offers are included in commitments. Skr 34.1 billion of outstanding offers are binding offers and Skr 15.4 billion are non-binding offers.

There has been no major change in the composition of SEK’s counterparty exposure during the first six months of 2013, although the exposure to states has increased somewhat and  the exposure to financial institutions has decreased in its proportion. Of the total counterparty exposure at June 30, 2013, 53.4 percent (year-end 2012: 49.5 percent) was to states and government export credit agencies; 19.9 percent (year-end 2012: 22.3 percent) was to financial institutions; 19.6 percent (year-end 2012: 18.3 percent) was to companies; 4.4 percent (year-end 2012: 6.8 percent) was to municipalities; and 2.5 percent (year-end 2012: 2.9 percent) was to asset-backed securities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The determination of the gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 6 and 8).

Liabilities and equity

As of June 30, 2013, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity. SEK has a Skr 100 billion credit facility with the Swedish National Debt Office, as of 2013. The loan facility may be used in full for funding for the purpose of financing lending within the S-system, while a maximum of 20 billion of the facility may be used, for funding other lending by SEK. SEK has not yet taken advantage of this facility. The Swedish parliament has also authorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion, as of 2013.

Capital adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 23.3 percent as of June 30, 2013 (year-end 2012: 23.1 percent) of which 23.2 percent was related to Tier-1 capital (year-end 2012: 23.0 percent). The Common Equity Tier-1 capital adequacy ratio was 19.9 percent (year-end 2012: 19.8 percent). See note 12 for further information regarding capital adequacy, risks and exposures.

Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Consolidated Statement of Comprehensive Income

Unaudited (except for Jan-Dec, 2012)

Skr mn	Note	Apr-Jun, 2013	Jan-Mar, 2013	Apr-Jun, 2012	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Interest revenues		1,157.7	1,209.2	1,616.3	2,366.9	3,354.2	6,077.6
Interest expenses		-772.1	-781.7	-1,111.2	-1,553.8	-2,343.7	-4,197.7
Net interest revenues		385.6	427.5	505.1	813.1	1,010.5	1,879.9

Commissions earned		4.1	2.0	1.8	6.1	6.4	11.1
Commissions incurred		-5.0	-3.2	-2.7	-8.2	-5.2	-10.9
Net results of financial transactions	2	-351.6	-86.3	-555.0	-437.9	-227.0	-507.7
Other operating income		0.0	0.0	1.1	0.0	18.8	19.9
Operating income		33.1	340.0	-49.7	373.1	803.5	1,392.3

Personnel expenses		-73.8	-69.4	-77.8	-143.2	-151.2	-292.2
Other expenses		-40.7	-52.1	-67.3	-92.8	-122.5	-232.8
Depreciations and amortizations of non-financial assets		-8.9	-8.5	-4.4	-17.4	-8.2	-19.5
Provision for credit losses	3	-17.0	2.3	-46.0	-14.7	-27.9	-23.4
Operating profit		-107.3	212.3	-245.2	105.0	493.7	824.4

Taxes	4	22.0	-48.6	56.7	-26.6	-137.6	-115.6
Net profit for the period (after taxes)(i)		-85.3	163.7	-188.5	78.4	356.1	708.8

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		34.1	-22.9	2.1	11.2	21.6	7.5
Derivatives in cash flow hedges		-202.1	-173.8	152.8	-375.9	7.6	168.2
Tax on items to be reclassified to profit or loss	4	37.0	43.3	-40.7	80.2	-7.7	-20.4
Net items to be reclassified to profit or loss		-131.0	-153.4	114.2	-284.5	21.5	155.3
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		0.0	54.8	1.2	54.8	2.4	4.8
Tax on items not to be reclassified to profit or loss	4	0.0	-12.1	-0.3	-12.1	-0.5	-1.1
Net items not to be reclassified to profit or loss		0.0	42.7	0.9	42.7	1.9	3.7

Total other comprehensive income		-131.0	-110.7	115.1	-241.8	23.4	159.0

Total comprehensive income(i)		-216.3	53.0	-73.4	-163.4	379.5	867.8

(i) The entire profit is attributable to the shareholder of the Parent Company.

Skr	Apr-Jun, 2013	Jan-Mar, 2013	Apr-Jun, 2012	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Basic and diluted earnings per share(ii)	-21.4	41.0	-47.2	19.7	89.2	177.6

(ii) The average number of shares amounts to 3,990,000 for all periods.

Consolidated Statement of Financial Position

Unaudited (except for Jan-Dec, 2012)

Skr mn	Note	June 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	5, 6, 7	4,165.7	2,338.2
Treasuries/government bonds	5, 6, 7	6,649.8	5,111.5
Other interest-bearing securities except loans	3, 5, 6, 7	55,970.4	77,693.3
Loans in the form of interest-bearing securities	5, 6, 7	58,994.8	57,889.8
Loans to credit institutions	3, 5, 6, 7	23,914.1	22,083.6
Loans to the public	3, 5, 6, 7	128,400.5	115,478.2
Derivatives	6, 7, 8	17,933.9	25,711.2
Property, plant, equipment and intangible assets		156.2	150.3
Other assets		7,546.8	4,024.5
Prepaid expenses and accrued revenues		2,362.2	2,655.0
Total assets		306,094.4	313,135.6

Liabilities and equity
Borrowing from credit institutions	6, 7	8,515.3	14,490.3
Borrowing from the public	6, 7	58.1	56.9
Senior securities issued	6, 7	260,869.4	258,090.1
Derivatives	6, 7, 8	16,448.6	16,421.0
Other liabilities		628.5	3,462.3
Accrued expenses and prepaid revenues		2,102.4	2,407.6
Deferred tax liabilities		600.2	718.9
Provisions		38.7	96.2
Subordinated securities issued	6, 7	2,829.5	3,012.7
Total liabilities		292,090.7	298,756.0

Share capital		3,990.0	3,990.0
Reserves		165.5	449.9
Retained earnings		9,848.2	9,939.7
Total equity		14,003.7	14,379.6

Total liabilities and equity		306,094.4	313,135.6

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		368.5	39.8

Contingent assets and liabilities	11	1.0	1.1

Commitments
Committed undisbursed loans	11	26,622.8	25,915.1
Binding offers	11	34,102.0	33,841.2

Consolidated Statement of Changes in Equity, in Summary

Unaudited (except for Jan-Dec, 2012)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2012	13,968.1	3,990.0	319.4	-24.8	9,683.5
Effects of the implementation of IAS 19R	-36.3				-36.3
Adjusted opening balance of equity January 1, 2012 after effects of the implementation of IAS 19R	13,931.8	3,990.0	319.4	-24.8	9,647.2
Net profit Jan-Jun, 2012	356.1				356.1
Other comprehensive income Jan-Jun, 2012 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	21.6			21.6
Derivatives in cash flow hedges	7.6		7.6
Tax on items to be reclassified to profit or loss	-7.7		-2.0	-5.7
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	2.4				2.4
Tax on items not to be reclassified to profit or loss	-0.5				-0.5
Total other comprehensive income Jan-Jun, 2012	23.4		5.6	15.9	1.9
Total comprehensive income Jan-Jun, 2012	379.5		5.6	15.9	358.0
Dividend	-420.0				-420.0
Closing balance of equity June 30, 2012 (2)	13,891.3	3,990.0	325.0	-8.9	9,585.2
Adjusted opening balance of equity January 1, 2012 after effects of the implementation of IAS 19R	13,931.8	3,990.0	319.4	-24.8	9,647.2
Net profit Jan-Dec, 2012	708.8				708.8
Other comprehensive income Jan-Dec, 2012 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	7.5			7.5
Derivatives in cash flow hedges	168.2		168.2
Tax on items to be reclassified to profit or loss	-20.4		-18.4	-2.0
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	4.8				4.8
Tax on items not to be reclassified to profit or loss	-1.1				-1.1
Total other comprehensive income Jan-Dec, 2012	159.0		149.8	5.5	3.7
Total comprehensive income Jan-Dec, 2012	867.8		149.8	5.5	712.5
Dividend	-420.0				-420.0
Closing balance of equity December 31, 2012 (2)	14,379.6	3,990.0	469.2	-19.3	9,939.7
Opening balance of equity January 1, 2013	14,379.6	3,990.0	469.2	-19.3	9,939.7
Net profit Jan-Jun, 2013	78.4				78.4
Other comprehensive income Jan-Jun, 2013 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	11.2			11.2
Derivatives in cash flow hedges	-375.9		-375.9
Tax on items to be reclassified to profit or loss Jan-Jun, 2013	80.2		82.7	-2.5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	54.8				54.8
Tax on items not to be reclassified to profit or loss Jan-Jun, 2013	-12.1				-12.1
Total other comprehensive income Jan-Jun, 2013	-241.8		-293.2	8.7	42.7
Total comprehensive income Jan-Jun, 2013	-163.4		-293.2	8.7	121.1
Dividend	-212.6				-212.6
Closing balance of equity June 30, 2013 (2)	14,003.7	3,990.0	176.0	-10.5	9,848.2

(1)The total number of shares is 3,990,000.

(2)The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group

Unaudited (except for Jan-Dec, 2012)

Skr mn	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Operating activities
Operating profit (1)	105.0	493.7	824.4

Adjustments to convert operating profit to cash flow:
Provision for credit losses	14.7	27.9	23.4
Depreciation	17.4	8.2	19.5
Derivatives	3,252.5	143.3	833.0
Exchange rate differences	3.6	-2.4	-3.8
Unrealized changes in fair value	490.7	459.4	1,151.7
Other	-18.6	149.1	127.7
Income tax paid	-208.0	-220.1	-285.7
Total adjustments to convert operating profit to cash flow	3,552.3	565.4	1,865.8

Disbursements of loans	-38,421.5	-18,488.7	-50,370.8
Repayments of loans	23,869.7	22,864.4	48,843.3
Net change in bonds and securities held	18,751.8	-2,853.6	-9,469.4
Other changes — net	209.3	-456.6	-453.6
Cash flow from operating activities	8,066.6	2,124.6	-8,760.3

Investing activities
Capital expenditures	-23.0	-19.0	-41.7
Cash flow from investing activities	-23.0	-19.0	-41.7

Financing activities
Proceeds from issuance of short-term senior debt	9,691.7	1,139.8	11,842.7
Proceeds from issuance of long-term senior debt	45,057.4	27,989.9	45,801.1
Repayments of debt	-31,006.8	-6,328.9	-27,141.6
Repurchase and early redemption of own long-term debt	-29,743.7	-17,826.6	-22,694.4
Dividend paid	-212.6	-420.0	-420.0
Cash flow from financing activities	-6,214.0	4,554.2	7,387.8

Net cash flow for the year	1,829.6	6,659.8	-1,414.2
Exchange rate differences on cash and cash equivalents	-2.1	15.8	2.8
Cash and cash equivalents at beginning of the period	2,338.2	3,749.6	3,749.6
Cash and cash equivalents at end of the period (2)	4,165.7	10,425.2	2,338.2

Comments on the cash flow statement:

(1) Interest payments received and expenses paid

Skr mn	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Interest payments received	2,931.8	4,472.0	7,162.9
Interest expenses paid	2,188.3	3,364.1	5,148.0

(2) Cash and cash equivalents

Skr mn	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Cash at banks	125.7	283.3	148.2
Cash equivalents	4,040.0	10,141.9	2,190.0
Total cash and cash equivalents	4,165.7	10,425.2	2,338.2

Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 5.

Notes

1.              Applied accounting principles and effects from changes in accounting principles

2.              Net results of financial transactions

3.              Impairment and past-due receivables

4.              Taxes

5.              Loans and liquidity placements

6.              Classification of financial assets and liabilities

7.              Financial assets and liabilities at fair value

8.              Derivatives

9.              S-system

10.       Segment reporting

11.       Contingent liabilities, contingent assets and commitments

12.       Capital adequacy and exposures

13.       Transactions with related parties

14.       Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and effects from changes in accounting principles

This condensed Interim report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2012 annual financial statements except for the adoption  of new and amended standards and interpretations effective as of January 1, 2013, the presentation of interests relating to derivative contracts as interest income and interest expense, and the presentation of currency effects on the reserve for impairment of financial assets. The nature of the changes on the accounting policies, methods of computation and presentation of the Consolidated Group and the consequential restatement of earlier periods are described below. Other new standards and  amendments, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and the amended IAS 27 Separate Financial Statements and IAS 28 Investment in Associates and Joint Ventures, have not had any material impact on SEK’s financial statements.

IAS 1 Presentation of Financial Statements: amendments to presentation of items of other comprehensive income. The amendment changes the grouping of items presented in other comprehensive income. Items to be reclassified to profit or loss are presented separately from items not to be reclassified to profit or loss. The amendment affects presentation only and has no impact on SEK’s financial position or performance.

IAS 19R Employee Benefits.  The IASB has amended IAS 19. This is mainly related to defined benefit plans. The amendments to IAS 19 remove the option to defer the recognition of actuarial gains and losses, i.e. the corridor mechanism. The impact on SEK is as follows: SEK is no longer applying the corridor approach and is instead recognizing all actuarial gains and losses under other comprehensive income as they occur, all past service costs are recognized immediately, and interest cost on pension obligations and expected, return on plan assets are replaced by a net interest amount that is calculated by applying the discount rate for the pension obligations to the net defined benefit liability (asset). The initial effect is reported against  retained earnings as of January 1, 2012 and subsequent changes are reported in personnel expenses and other comprehensive income. The amendment has not had any material impact on personnel expenses for 2012, and the comparative figures are therefore not restated for personnel expenses. Additionally, in 2013 the amendment has not had any material impact on personnel expenses. For restated comparative figures regarding other comprehensive income and consolidated statement of financial position, see Effects of IAS 19R below.

The discount rate used for calculation of the obligations has been changed: beginning from January 1, 2013, the discount rate is based on Swedish mortgage bonds as that market now is to be regarded as deep enough to be used for this purpose. Before January 1, 2013 the discount rate was based on Swedish government bonds. The change has a positive impact on other comprehensive income of Skr 42.7 million for 2013.

IFRS 7 Financial Instruments: Disclosures. The amendments contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements. The amendments increase the disclosure requirements for SEK, see Note 8 Derivatives.

IFRS 13 Fair-value measurement. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair-value accounting, but provide guidance on how it should be applied, where its use is already required or permitted by other standards within IFRS. The new standard has not had any material impact on SEK’s financial statements except for additional disclosure requirements, see Note 7 Financial assets and liabilities at fair value.

Interest income and interest expense. Interest related to derivative contracts was previously presented as interest income or interest expense depending on whether the contracts’ net interest was positive or negative. As of the first quarter 2013, interest for derivatives used to hedge funding , in hedge accounting or economic hedges, is presented as interest expense, regardless of whether the contracts’ net interest is positive or negative. Interest for derivatives used to hedge assets, in hedge accounting or economic hedges, is presented as interest income, regardless of whether the contracts’ net interest is positive or negative. The aim is to better illustrate the actual interest expense for funding after taking into account  hedges. Comparative figures have been restated, see table Changed presentation of interest related in derivative contracts below. The change has an impact on Interest revenues and Interest expenses but no impact on Net interest revenues.

Reserve for impairment of financial assets. Currency effects on reserve for impairment of financial assets from the first quarter 2013 are presented as Net result of financial transactions. Previously the currency effects were presented together with the impairment as Net credit losses. Earlier periods have not been restated.

In addition to the changes above, certain amounts reported in prior periods have been reclassified to conform to the current presentation. This Interim report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2012.

Effects of IAS 19R

	Apr-Jun, 2012		Jan-Jun, 2012		Jan-Dec, 2012
Consolidated Statement of Comprehensive Income Skr mn	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Items not be reclassified to profit or loss
Revaluation of defined benefit plans		1.2		2.4		4.8
Tax on items not to be reclassified to profit or loss		-0.3		-0.5		-1.1
Net items not to be reclassified to profit or loss		0.9		1.9		3.7
Total other comprehensive income	114.2	115.1	21.5	23.4	155.3	159.0

Total comprehensive income	-74.3	-73.4	377.6	379.5	864.1	867.8

	December 31, 2012		January 1, 2012
Consolidated Statement of Financial Position Skr mn	As previously reported	As restated	As previously reported	As restated
Liabilities and equity
Deferred tax liabilities	728.1	718.9	811.6	801.4
Provisions	54.4	96.2	49.6	96.1
Total liabilities	298,723.4	298,756.0	305,733.8	305,770.1

Retained earnings	9,972.3	9,939.7	9,683.5	9,647.2
Total equity	14,412.2	14,379.6	13,968.1	13,931.8

Total liabilities and equity	313,135.6	313,135.6	319,701.9	319,701.9

Changed presentation of interests in derivative contracts

	Apr-Jun, 2012		Jan-Jun, 2012		Jan-Dec, 2012
Consolidated Statement of Comprehensive Income Skr mn	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Interest revenues	2,716.5	1,616.3	5,262.8	3,354.2	10,352.3	6,077.6
Interest expenses	-2,211.4	-1,111.2	-4,252.3	-2,343.7	-8,472.4	-4,197.7
Net interest revenues	505.1	505.1	1,010.5	1,010.5	1,879.9	1,879.9

Note 2. Net results of financial transactions

Skr mn	Apr-Jun, 2013	Jan-Mar, 2013	Apr-Jun, 2012	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Net results of financial transactions were related to:
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-13.0	0.6	-1.2	-12.4	2.4	3.0
Interest compensation	1.0	0.3	—	1.3	—	1.1
Realized results on settled assets and repurchased debt	12.6	51.3	43.4	63.9	230.0	639.9	(1)
Total net results of financial transactions, before certain fair value changes	0.6	52.2	42.2	52.8	232.4	644.0

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	-352.2	-138.5	-597.2	-490.7	-459.4	-1,151.7	(1)
Total net results of financial transactions	-351.6	-86.3	-555.0	-437.9	-227.0	-507.7

(1)A previously recognized unrealized gain was realized during the third quarter of 2012 when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which came into force January 1, 2013. The net loss in operating profit amounted to Skr -30.1 million. Realized profit amounted to Skr 323.5 million, which was offset by the reversal of previously recognized unrealized gains amounting to Skr -353.6 million. The derivatives were replaced with new derivative instruments at market terms.

Note 3. Impairment and past-due receivables

Skr mn	Apr-Jun, 2013	Jan-Mar, 2013	Apr-Jun, 2012	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Credit losses (1), (2)	-21.5	-2.7	-54.7	-24.2	-64.7	-71.7
Reversal of previous write-downs (1), (2)	0.0	0.0	4.4	0.0	27.9	34.6
Net impairments and reversals	-21.5	-2.7	-50.3	-24.2	-36.8	-37.1
Recovered credit losses	4.5	5.0	4.3	9.5	8.9	13.7
Provision for credit losses	-17.0	2.3	-46.0	-14.7	-27.9	-23.4
of which related to loans (3)	-13.0	5.0	-25.1	-8.0	-28.6	-48.7
of which related to liquidity placements (3)	-4.0	-2.7	-20.9	-6.7	0.7	25.3

Reserve of impairment of financial assets
Balance brought forward	-723.1	-720.8	-670.2	-720.8	-683.7	-683.7
Impaired financial assets sold	—	—	—	—	—	—
Net impairments and reversals	-21.5	-2.7	-50.3	-24.2	-36.8	-37.1
Currency effects (4)	-14.8	0.4	—	-14.4	—	—
Balance carried forward	-759.4	-723.1	-720.5	-759.4	-720.5	-720.8
of which related to loans (3)	-252.8	-234.7	-210.2	-252.8	-210.2	-235.1
of which related to liquidity placements (3)	-506.6	-488.4	-510.3	-506.6	-510.3	-485.7

(1)SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. An impairment of Skr 3.1 million was recorded in the six-month period in relation to these two CDOs (1H12: reversal of Skr 2.6 million), bringing the total of such impairment to Skr 482.0 million (year-end 2012: Skr 462.6 million). The assets have a gross book value before impairment of Skr 606.3 million (year-end 2012: Skr 594.4 million).

(2)The amount for the six month period includes a provision of Skr 20.0 million (1H12: Skr 20.0 million) related to bad debts not linked to a specific counterparty. The result is that the provision for bad debts not linked to a specific counterparty amounts to the total of Skr 220.0 million (year-end 2012: Skr 200.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. SEK established the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3)See Note 5 for definitions.

(4)Of which Skr 28.0 million refers to unrealized currency effects during the period January-December 2012, Skr -24.4 million refers to unrealized currency effects during the period April-June 2012 and Skr -3.2 million refers to unrealized currency effects during the period January-June 2012. As of the first quarter of 2013 currency effects on impairments are presented in net results of financial transactions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	June 30, 2013		December 31, 2012
Past-due receivables:
Aggregate amount less than 90 days past-due	10.1		155.4	(1)
Aggregate amount of principal and interest more than 90 days past-due	4.4	(2)	1,418.7	(1),(2)
Principal amount not past-due on such receivables	690.2		1,552.4	(1)

(1)Past-due receivables as of  December 31, 2012 consisted  primarily of amortization related to one loan in respect of which a restructuring has been completed during the first quarter of 2013. SEK considers the previous loan dissolved and replaced with new loans since the terms for the new loan are substantially different from those of the old loan. The loan is fully covered by adequate guarantees and therefore no related loan loss reserve has been made. SEK has a restructured receivable amounting to Skr 52.3 million where an eased amortization plan has been implemented. The restructuring has not resulted in any impairment.

(2)Of the aggregate amount of principal and interest past due Skr 0.8 million (year-end 2012: Skr 144.5 million) was due for payment more than three but less than six months before the end of the reporting period, and Skr 3.6 million (year-end 2012: Skr 144.5 million) was due for payment more than six but less than nine months before the end of the reporting period.

Note 4. Taxes

The reported amount of taxes represents current tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deferred tax related to untaxed reserves. Because the corporate tax rate was reduced as of January 1, 2013, the deferred tax was recalculated which, due to the change in tax rate, created a Skr 116.4 million gain in Net profit and a Skr 25.9 million gain in other comprehensive income for 2012.

Note 5. Loans and liquidity placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity  placements are calculated as follows:

Skr mn	June 30, 2013	December 31, 2012
Loans:
Loans in the form of interest-bearing securities	58,994.8	57,889.8
Loans to credit institutions	23,914.1	22,083.6
Loans to the public	128,400.5	115,478.2
Less:
Deposits with time to maturity exceeding three months	-5,579.2	-2,544.4
Total loans	205,730.2	192,907.2

Liquidity placements:
Cash and cash equivalents (1)	4,165.7	2,338.2
Deposits with time to maturity exceeding three months	5,579.2	2,544.4
Treasuries/government bonds	6,649.8	5,111.5
Other interest-bearing securities except loans	55,970.4	77,693.3
Total liquidity placements	72,365.1	87,687.4

Total interest-bearing assets	278,095.3	280,594.6

(1)Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Note 6. Classification of financial assets and liabilities

	June 30, 2013
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available-for- sale	Loans and receivables (1)
Cash and cash equivalents	4,165.7	—	—	—	—	4,165.7
Treasuries/government bonds	6,649.8	—	—	—	6,615.1	34.7
Other interest-bearing securities except loans	55,970.4	—	2,352.1	—	17,103.2	36,515.1
Loans in the form of interest-bearing securities	58,994.8	—	1,321.0	—	—	57,673.8
Loans to credit institutions	23,914.1	—	—	—	—	23,914.1
Loans to the public	128,400.5	—	—	—	—	128,400.5
Derivatives	17,933.9	7,821.0	—	10,112.9	—	—
Total financial assets	296,029.2	7,821.0	3,673.1	10,112.9	23,718.3	250,703.9

	June 30, 2013
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	8,515.3	—	—	—	8,515.3
Borrowing from the public	58.1	—	—	—	58.1
Senior securities issued	260,869.4	—	90,181.2	—	170,688.2
Derivatives	16,448.6	12,109.3	—	4,339.3	—
Subordinated securities issued	2,829.5	—	—	—	2,829.5
Total financial liabilities	288,720.9	12,109.3	90,181.2	4,339.3	182,091.1

	December 31, 2012
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available-for- sale	Loans and receivables (1)
Cash and cash equivalents	2,338.2	—	—	—	—	2,338.2
Treasuries/government bonds	5,111.5	—	—	—	4,261.1	850.4
Other interest-bearing securities except loans	77,693.3	—	2,996.8	—	13,118.2	61,578.3
Loans in the form of interest-bearing securities	57,889.8	—	2,136.4	—	—	55,753.4
Loans to credit institutions	22,083.6	—	—	—	—	22,083.6
Loans to the public	115,478.2	—	—	—	—	115,478.2
Derivatives	25,711.2	11,319.7	—	14,391.5	—	—
Total financial assets	306,305.8	11,319.7	5,133.2	14,391.5	17,379.3	258,082.1

	December 31, 2012
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,490.3	—	—	—	14,490.3
Borrowing from the public	56.9	—	—	—	56.9
Senior securities issued	258,090.1	—	116,478.7	—	141,611.4
Derivatives	16,421.0	13,567.3	—	2,853.7	—
Subordinated securities issued	3,012.7	—	—	—	3,012.7
Total financial liabilities	292,071.0	13,567.3	116,478.7	2,853.7	159,171.3

(1)Of loans and receivables, 7.8 percent (year-end 2012: 8.1 percent) are subject to fair-value hedge accounting and 7.2 percent (year-end 2012: 6.6 percent) are subject to cash-flow hedge accounting; the remaining 85.0 percent (year-end 2012: 85.3 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(2)No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)Of other financial liabilities, 72.1 percent (year-end 2012: 73.4 percent) are subject to fair-value hedge accounting, the remaining 27.9 percent (year-end 2012: 26.6 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr -555.2 million (year-end 2012: Skr -753.9 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to June 30, 2013 the credit risk component has decreased by Skr 198.7 million, which decreased the value of financial liabilities and affected operating profit positively. For the period January 1 to June 30, 2012 the credit risk component changed by Skr -416.4 million, which increased the value of financial liabilities and affected operating profit negatively. The accumulated changes for derivatives originating from credit risk amounts to Skr -20.7 million for the period January 1 to June 30, 2013, which has a negative effect on operating profit. The valuation is made on the counterparty level.

Repayments of long-term debt amounting to approximately Skr -31.0 billion (2Q12: Skr -6.3 billion) have been effectuated, during the six-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -29.7 billion (2Q12: Skr -17.8 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest. The last remaining reclassified assets from the category “held-for-trading” were sold during the first quarter 2012.

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option, the effect reported in other comprehensive income would have been a negative effect of Skr -15.8 million for the period January 1 to June 30, 2013. For the same period in 2012, the reclassification would have increased other comprehensive income by Skr 2.5 million. With respect to the period January 1 to June 30, 2013, total interest revenues of Skr 16.4 million were derived from these reclassified assets, while the period January 1 to June 30, 2012, total interest revenues of Skr 22.0 million were derived from the reclassified assets.

Skr mn	June 30, 2013			December 31, 2012
Reclassified financial assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	—	—	—
Loans in the form of interest-bearing securities	648.1	689.9	702.9	766.9	821.9	850.7
Total	648.1	689.9	702.9	766.9	821.9	850.7

Note 7. Financial assets and liabilities at fair value

	June 30, 2013
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (-)
Cash and cash equivalents	4,165.7	4,165.7	0.0
Treasuries/governments bonds	6,649.8	6,661.8	12.0
Other interest-bearing securities except loans	55,970.4	55,530.6	-439.8
Loans in the form of interest-bearing securities	58,994.8	61,091.1	2,096.3
Loans to credit institutions	23,914.1	24,085.8	171.7
Loans to the public	128,400.5	130,937.3	2,536.8
Derivatives	17,933.9	17,933.9	0.0
Total financial assets	296,029.2	300,406.2	4,377.0

Borrowing from credit institutions	8,515.3	8,536.3	21.0
Borrowing from the public	58.1	58.1	0.0
Senior securities issued	260,869.4	262,768.6	1,899.2
Derivatives	16,448.6	16,448.6	0.0
Subordinated securities issued	2,829.5	2,297.7	-531.8
Total financial liabilities	288,720.9	290,109.3	1,388.4

	December 31, 2012
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (-)
Cash and cash equivalents	2,338.2	2,338.2	0.0
Treasuries/governments bonds	5,111.5	5,114.0	2.5
Other interest-bearing securities except loans	77,693.3	76,399.2	-1,294.1
Loans in the form of interest-bearing securities	57,889.8	59,109.2	1,219.4
Loans to credit institutions	22,083.6	22,274.4	190.8
Loans to the public	115,478.2	119,054.6	3,576.4
Derivatives	25,711.2	25,711.2	0.0
Total financial assets	306,305.8	310,000.8	3,695.0

Borrowing from credit institutions	14,490.3	14,490.3	0.0
Borrowing from the public	56.9	56.9	0.0
Senior securities issued	258,090.1	258,189.6	99.5
Derivatives	16,421.0	16,421.0	0.0
Subordinated securities issued	3,012.7	2,282.9	-729.8
Total financial liabilities	292,071.0	291,440.7	-630.3

The majority of financial liabilities and some of the financial assets in the statement of financial position are accounted for at full fair value or at a value that represents fair value for the components hedged in a hedging relationship. However, loans and receivables and other financial liabilities which are neither subject to hedge accounting nor carried at fair value using fair value option, are accounted for at amortized cost.

In the process of estimating or deriving fair values for items accounted for at amortized cost, certain simplifying assumptions have been made. In those cases where quoted market values for the relevant items are available, such market values have been used. However, for a large portion of the items there are no such quoted market values. In such cases the fair value has been estimated or derived. The process of deriving such values naturally involves uncertainty. Accordingly, the fair values reported do to a large extent represent values that have been estimated by the company.

The book value of derivative instruments, which here represents maximum exposure to credit risk in accordance with certain regulations, does not reflect real exposure. In the case where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. Where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements.

Determining fair value of financial instruments

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available.

Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data) to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

• the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

• historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

• similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads.

SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. One example of non-observable market data that SEK uses consists of discount curves created using observable market data, which are then extrapolated to calculate the non-observable data.

The Board’s Finance Committee has delegated to SEK’s Executive Committee’s Asset and Liability Committee, to act as SEK’s decision-making body regarding methodology and policies regarding fair values, including approval of valuation models. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Asset and Liability Committee makes decisions regarding approval or changes of the valuation model.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value through profit or loss. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable), such changes in fair value would generally offset each other.

	June 30, 2013
Financial assets in fair value hierarchy	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	6,625.5	—	—	6,625.5
Other interest-bearing securities except loans	1,904.1	172.7	275.3	2,352.1	6,429.0	10,674.3	—	17,103.3
Loans in the form of interest-bearing securities	830.3	490.7	—	1,321.0	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	379.3	13,814.8	3,739.7	17,933.8	—	—	—	—
Total financial assets in fair value hierarchy	3,113.7	14,478.2	4,015.0	21,606.9	13,054.5	10,674.3	—	23,728.8

	June 30, 2013
Financial liabilities in fair value hierarchy	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	31,543.0	58,638.2	90,181.2
Derivatives	433.2	12,308.8	3,706.6	16,448.6
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	433.2	43,851.8	62,344.8	106,629.8

During January-June 2013 no financial assets or liabilities at fair value have been moved from level 1 to level 2. Certain interest -bearing securities have been moved from level 2 to level 1 due to a review of the classification in connection to the implementation  of IFRS 13.

	December 31, 2012
Financial assets in fair value hierarchy	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	—	4,261.1	—	4,261.1
Other interest-bearing securities except loans	—	2,476.2	520.6	2,996.8	—	13,118.2	—	13,118.2
Loans in the form of interest-bearing securities	—	1,630.1	506.3	2,136.4	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	16,706.4	9,004.8	25,711.2	—	—	—	—
Total financial assets in fair value hierarchy	—	20,812.7	10,031.7	30,844.4	—	17,379.3	—	17,379.3

	December 31, 2012
Financial liabilities in fair value hierarchy	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,271.2	89,207.5	116,478.7
Derivatives	—	11,308.5	5,112.5	16,421.0
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	—	38,579.7	94,320.0	132,899.7

During 2012, no financial assets or liabilities at fair value have been moved from level 1 to level 2 or from level 2 to level 1.

	June 30, 2013
Financial assets at fair value in level 3 Skr mn	January 1, 2013	Purchases	Settlements & sales	Transfers to level 3(2)	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	June 30, 2013
Other interest-bearing securities except loans	520.6	—	-41.2	—	-191.1	-13.0	—	275.3
Loans in the form of interest-bearing securities	506.3	—	-504.6	—	—	-1.7	—	0.0
Derivatives	9,004.8	-23.2	-2,322.5	20.9	-359.1	-2,581.2	—	3,739.7
Total financial assets at fair value in level 3	10,031.7	-23.2	-2,868.3	20.9	-550.2	-2,595.9	—	4,015.0

	June 30, 2013
Financial liabilities at fair value in level 3 Skr mn	January 1, 2013	Issues	Settlements & buy-backs	Transfers to level 3(2)	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	June 30, 2013
Senior securities issued	89,207.5	5,263.3	-35,253.9	—	-127.0	-451.7	—	58,638.2
Derivatives	5,112.5	429.0	-429.6	51.7	-76.7	-1,328.6	—	3,706.6
Total financial liabilities at fair value in level 3	94,320.0	5,692.3	-35,683.5	51.7	-203.7	-1,780.3	—	62,344.8

	December 31, 2012
Financial assets at fair value in level 3 Skr mn	January 1, 2012	Purchases	Settlements & sales	Transfers to level 3	Transfers from level 3(3)	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2012
Other interest-bearing securities except loans	571.6	—	—	—	—	-51.0	—	520.6
Loans in the form of interest-bearing securities	509.5	—	—	—	—	-3.2	—	506.3
Derivatives	10,444.9	492.8	-1,945.4	—	-394.8	407.3	—	9,004.8
Total financial assets at fair value in level 3	11,526.0	492.8	-1,945.4	—	-394.8	353.1	—	10,031.7

	December 31, 2012
Financial liabilities at fair value in level 3 Skr mn	January 1, 2012	Issues	Settlements & buy-backs	Transfers to level 3	Transfers from level 3(3)	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2012
Senior securities issued	121,676.3	8,668.5	-29,081.4	—	-12,716.6	660.7	—	89,207.5
Derivatives	13,470.0	133.0	-2,832.7	—	-1,184.9	-4,472.9	—	5,112.5
Total financial liabilities at fair value in level 3	135,146.3	8,801.5	-31,914.1	—	-13,901.5	-3,812.2	—	94,320.0

(1) Gains and losses through profit or loss is reported as Net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of June 30, 2013 amount to Skr  -0.5 billion (year-end 2012: Skr -0.5 billion) reported as Net results of financial transactions.

(2)The transfer to level 3 from level 2 during  the period January to June 2013 is due to a review of the classification in connection with the implementation  of IFRS 13. The transfers from level 3 to level 2 during the period January to June 2013 is due to a review of the classification in connection with the implementation of IFRS 13.

(3)The transfer from level 3 to level 2 during 2012 is due to the fact that the valuation system support has been refined and the fair value is now provided by valuation models for which the market data that have a significant effect on the recorded fair value is observable.

Uncertainty of valuation of level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of level 3 instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of level 3 instruments using other reasonable parameter values. Option models are used to value the instruments in level 3. The fair value of level 3 instruments is significantly affected by different types of correlations between different underlyings in the structured products, which are not based on observable market data. The base for this sensitivity analysis is therefore revaluation of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out.

The result is in accordance with SEK’s business model where its hybrid instruments with embedded derivatives are hedged with derivatives  in order to obtain effective economic hedges. This means that an increase or decrease in the value of the hybrid instrument is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative. The table below presents the scenario analysis of the effect on level 3 instrument, with maximum positive and negative changes. The analysis shows the effect when both the issued securities and derivative have their maximum or minimum market value, regardless if it is an asset or a liability. A positive/negative value in the sensitivity analysis has a positive/negative impact on the overall result.

Significant unobservable inputs

Skr mn Type of financial instrument	Fair values at June 30, 2013	Range of estimates for unobservable input(1)
Assets
Other interest-bearing securities except loans	275.3
Derivatives	3,739.7	FX	0.95 - (0.80)
Liabilities		Equity	0.97 - (0.56)
Senior securities issued	58,638.2	Other	0.84 - (0.07)
Derivatives	3,706.6

(1) Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and the derivative hedging the bond.

Sensitivity analysis - level 3 assets and liabilities

	June 30, 2013
	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Total		FX		Equity		Other
Assets
Other interest-bearing securities except loans	—	—	—	—	—	—	—	—
Derivatives	56.6	-53.1	62.9	-57.0	-4.4	4.2	-1.9	-0.3
Total change in fair value of level 3 assets
	56.6	-53.1	62.9	-57.0	-4.4	4.2	-1.9	-0.3

Liabilities
Senior securities issued	-202.3	198.5	-216.2	210.6	17.5	-17.0	-3.6	4.9
Derivatives	-136.5	140.1	-145.1	149.7	13.6	-14.8	-5.5	5.1
Total change in fair value of level 3 liabilities	-338.8	338.6	-361.3	360.3	31.1	-31.8	-9.1	10.0

Total effect on profit or loss	-282.2	285.5	-298.4	303.3	26.7	-27.6	-11.0	9.8

Sensitivity analysis - level 3 assets and liabilities

	December 31, 2012
Skr mn	Scenario with maximum market value	Scenario with minimum market value
Assets
Other interest-bearing securities except loans	—	—
Derivatives	204.5	-156.3
Total change in fair value of level 3 assets	204.5	-156.3

Liabilities
Senior securities issued	-300.2	456.9
Derivatives	220.3	-206.9
Total change in fair value of level 3 liabilities	-79.9	250.0

Total effect on profit or loss	124.6	93.7

Note 8. Derivatives

Derivatives by categories

	June 30, 2013			December 31, 2012
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,754.8	8,672.4	186,825.3	6,528.0	6,868.6	150,547.6
Currency-related contracts	11,214.3	5,956.4	172,216.6	16,823.1	4,974.7	207,056.2
Equity-related contracts	1,911.7	1,605.7	25,013.9	2,228.0	3,234.5	40,363.3
Contracts related to commodities, credit risk, etc.	53.1	214.1	5,246.5	132.1	1,343.2	16,094.7
Total derivatives	17,933.9	16,448.6	389,302.3	25,711.2	16,421.0	414,061.8

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts . These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

The nominal amounts  and fair values of derivative instruments do not reflect real exposures. Where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. Where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of  June 30, 2013,  the nominal amount of credit default swap contracts classified as financial guarantees was Skr 7,861.6 million (year-end 2012: Skr 9,233.1 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on an exchange. SEK’s derivative transactions that are not transacted on an exchange, are entered  under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following  an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of  counterparty exposure. SEK receives and accepts collateral in the form of cash and, to a limited extent,  government bonds. Such collateral is subject to the standard industry terms of ISDA Credit Support Annex.

The disclosures set out in the tables below include financial assets and financial liabilities that are subject to an enforceable master netting arrangement or similar agreement that cover similar financial instruments. SEK only enters into derivative transactions that are subject to enforceable master netting agreements or similar agreements. SEK has no financial assets or liabilities that are offset in the statement of  financial position.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	June 30, 2013	December 31, 2012
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	17,933.9	25,711.2
Amounts offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of finacial position	17,933.9	25,711.2
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-10,262.0	-12,410.2
Cash collateral received	-6,613.6	-10,573.2
Net amount	1,058.3	2,727.8

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	June 30, 2013	December 31, 2012
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	16,448.6	16,421.0
Amounts offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of finacial position	16,448.6	16,421.0
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-10,262.0	-12,410.2
Cash collateral paid	-4,523.0	-1,519.1
Net amount	1,663.6	2,491.7

Note 9. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2012. The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 51.2 million (2Q12: Skr 44.2 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for the first half of 2013 amounted to Skr 62.0 million (2Q12: Skr 42.1 million), of which the net result for CIRR loans was Skr 85.1 million (2Q12: Skr 65.0 million).

Statement of Comprehensive Income for the S-system

Skr mn	Apr-Jun, 2013	Jan-Mar, 2013	Apr-Jun, 2012	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Interest revenues	272.8	267.4	278.3	540.2	536.6	1,083.3
Interest expenses	-220.3	-214.8	-232.2	-435.1	-450.5	-913.6
Net interest revenues	52.5	52.6	46.1	105.1	86.1	169.7
Interest compensation	8.9	0.0	—	8.9	—	0.7
Remuneration to SEK	-26.4	-24.8	-23.3	-51.2	-44.2	-89.4
Foreign exchange effects	-0.5	-0.3	-1.0	-0.8	0.2	2.0
Reimbursement to (-) / from (+) the State	-34.5	-27.5	-21.8	-62.0	-42.1	-83.0
Operating profit	0.0	0.0	0.0	0.0	0.0	0.0

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	June 30, 2013	December 31, 2012
Cash and cash equivalents	4.6	6.6
Loans	43,103.0	39,499.1
Derivatives	158.6	11.6
Other assets	1,500.1	2,470.5
Total assets	44,766.3	41,987.8

Liabilities	43,439.0	39,821.3
Derivatives	1,327.3	2,166.5
Equity	—	—
Total liabilities and equity	44,766.3	41,987.8

Commitments
Committed undisbursed loans (see Note 11)	14,385.8	12,675.4
Binding offers (see Note 11)	33,284.9	30,497.7

Results under the S-System by type of loan CIRR loans

Skr mn	Apr-Jun, 2013	Jan-Mar, 2013	Apr-Jun, 2012	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Net interest revenues	63.8	63.3	57.2	127.1	107.9	212.9
Interest compensation	8.9	0.0	—	8.9	—	0.7
Remuneration to SEK	-25.8	-24.3	-22.7	-50.1	-43.1	-87.2
Foreign exchange effects	-0.5	-0.3	-1.0	-0.8	0.2	2.0
Total	46.4	38.7	33.5	85.1	65.0	128.4

Results under the S-System by type of loan Concessionary loans

Skr mn	Apr-Jun, 2013	Jan-Mar, 2013	Apr-Jun, 2012	Jan-Jun, 2013	Jan-Jun, 2012	Jan-Dec, 2012
Net interest revenues	-11.3	-10.7	-11.1	-22.0	-21.8	-43.2
Interest compensation	—	—	—	—	—	—
Remuneration to SEK	-0.6	-0.5	-0.6	-1.1	-1.1	-2.2
Foreign exchange effects	—	—	—	—	—	—
Total	-11.9	-11.2	-11.7	-23.1	-22.9	-45.4

Note 10. Segment reporting

In accordance with IFRS 8, SEK has the following two segments: direct finance and end customer finance. Direct finance concerns financing that SEK arranges directly to, or for the benefit of, Swedish exports companies. End customer finance refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding unrealized changes in fair value. Evaluation of the segments profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated with an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Apr-Jun, 2013
Skr mn	Direct finance	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	243.9	140.8	—	—	384.7
Net results of financial transactions	-1.3	1.9	—	—	0.6
Other operating income	—	—	—	—	—
Operating expenses	-45.7	-77.7	—	—	-123.4
Net credit losses	-10.6	-6.4	—	—	-17.0
Operating profit excluding unrealized changes in fair value	186.3	58.6	—	—	244.9
Unrealized changes in fair value	—	—	—	-352.2	-352.2
Operating profit	186.3	58.6	—	-352.2	-107.3

Consolidated Statement of Comprehensive Income

	Jan-Mar, 2013
Skr mn	Direct finance	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	262.7	163.5	—	—	426.2
Net results of financial transactions	16.5	35.8	—	—	52.3
Other operating income	—	—	—	—	—
Operating expenses	-47.6	-82.4	—	—	-130.0
Net credit losses	2.8	-0.5	—	—	2.3
Operating profit excluding unrealized changes in fair value	234.4	116.4	—	—	350.8
Unrealized changes in fair value	—	—	—	-138.5	-138.5
Operating profit	234.4	116.4	—	-138.5	212.3

Consolidated Statement of Comprehensive Income

	Apr-Jun, 2012
Skr mn	Direct finance	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	292.1	212.1	—	—	504.2
Net results of financial transactions	16.8	25.4	—	—	42.2
Other operating income	—	—	1.1	—	1.1
Operating expenses	-57.1	-92.4	—	—	-149.5
Net credit losses	-9.5	-36.5	—	—	-46.0
Operating profit excluding unrealized changes in fair value	242.3	108.6	1.1	—	352.0
Unrealized changes in fair value	—	—	—	-597.2	-597.2
Operating profit	242.3	108.6	1.1	-597.2	-245.2

Consolidated Statement of Comprehensive Income

	Jan-Jun, 2013
Skr mn	Direct finance	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	506.6	304.4	—	—	811.0
Net results of financial transactions	15.1	37.7	—	—	52.8
Other operating income	—	—	—	—	—
Operating expenses	-93.3	-160.1	—	—	-253.4
Net credit losses	-7.8	-6.9	—	—	-14.7
Operating profit excluding unrealized changes in fair value	420.6	175.1	—	—	595.7
Unrealized changes in fair value	—	—	—	-490.7	-490.7
Operating profit	420.6	175.1	—	-490.7	105.0

Consolidated Statement of Comprehensive Income

	Jan-Jun, 2012
Skr mn	Direct finance	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	580.7	431.0	—	—	1,011.7
Net results of financial transactions	99.0	133.4	—	—	232.4
Other operating income	—	—	18.8	—	18.8
Operating expenses	-110.4	-171.5	—	—	-281.9
Net credit losses	-6.1	-21.8	—	—	-27.9
Operating profit excl. unrealized changes in fair value	563.2	371.1	18.8	—	953.1
Unrealized changes in value	—	—	—	-459.4	-459.4
Operating profit	563.2	371.1	18.8	-459.4	493.7

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2012
Skr mn	Direct finance	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	1,098.7	781.4	—	—	1,880.1
Net results of financial transactions	169.6	150.9	—	—	320.5
Other operating income	—	—	19.9	—	19.9
Operating expenses	-220.0	-324.5	—	—	-544.5
Net credit losses	-13.1	-10.3	—	—	-23.4
Operating profit excluding unrealized changes in fair value	1,035.2	597.5	19.9	—	1,652.6
Unrealized changes in fair value	—	—	—	-828.2	-828.2
Operating profit	1,035.2	597.5	19.9	-828.2	824.4

Interest-bearing assets and Committed undisbursed loans

	June 30, 2013			December 31, 2012
Skr bn	Direct finance	End-customer finance	Sum of segments	Direct finance	End-customer finance	Sum of segments
Interest-bearing assets	110.1	160.6	270.7	115.5	160.6	276.1
Committed undisbursed loans	—	26.6	26.6	—	25.9	25.9

Reconciliation between sum of segments and Total assets in the Consolidated Statement of Financial Position

Skr bn	June 30, 2013	December 31, 2012
Sum of segments	270.7	276.1
Cash and cash equivalents	4.2	2.3
Derivatives	17.9	25.7
Property, plant, equipment and intangible assets	0.2	0.2
Other assets	7.5	4.0
Prepaid expenses and accrued revenues	2.4	2.7
Other (1)	3.2	2.1
Total assets	306.1	313.1

(1)The line item consists mainly of unrealized changes in fair value.

Note 11. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of June 30, 2013. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.0 million (year-end 2012: Skr 1.1 million).

Commitments consist of committed undisbursed loans and binding offers. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed as of June 30, 2013. Of the Skr 26,622.8 million of committed undisbursed loans at June 30, 2013 (year-end 2012: Skr 25,915.1 million), committed undisbursed loans under the S-system represented Skr 14,385.8 million (year-end 2012: Skr 12,675.4 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state (see Note 9).

As of June 30, 2013  the aggregate amount of outstanding offers amounted to Skr 49,537.2  million, a decrease of  16,8 percent since year-end 2012 (year-end 2012: Skr 59,524.8 million). Skr  44,120.0 million (year-end 2012: Skr 47,926.2 million) of outstanding offers derived from the S-system. Skr 34,102.0  million of the outstanding offers are binding offers and Skr 15,435.2  million are non-binding offers. Binding offers are included in commitments.

As of June 30, 2013, SEK had, under the security agreements for derivative contracts, made deposits amounting to Skr 5,579.2  million (year-end 2012: Skr 2,544,4 million ) (see Note 5).

Lehman Brothers Finance AG
On April 11, 2012, the Swiss company Lehman Brothers Finance AG. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) filed a lawsuit against SEK in the Stockholm District Court.  LBF claims that SEK miscalculated the termination payment that was due to LBF when certain derivative transactions were terminated following the September 2008 bankruptcy of LBF’s parent company, Lehman Brothers Holding Inc.  LBF also claims that SEK was late in paying the amount that SEK calculated as being due.  In its lawsuit, LBF is seeking a payment of approximately USD 37 million, plus default interest of approximately USD 45 million through March 30, 2012, for a total of USD 82 million. SEK filed a response with the Stockholm District Court on August 31, 2012, stating that it has already paid all amounts that were properly due to LBF. A first hearing at the Stockholm District Court for the litigation was held in April 2013.  SEK believes that LBF’s claims are without merit and intends to vigorously defend its position.

SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including the current lawsuit filing. However no guarantees on the outcome of SEK’s dispute with LBF can be given.

Note 12. Capital adequacy and exposures

Capital adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of June 30, 2013 was 23.3 percent (year-end 2012: 23.1 percent) without taking into account the effects of currently applicable transitional rules (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2012.

Capital base

Skr mn	June 30, 2013	December 31, 2012
Common Equity Tier-1 (1)	14,105	14,171
Additional Tier-1	2,350	2,281
Total Tier-1 capital	16,455	16,452
Tier-2 capital	45	49
Total capital base(2)	16,500	16,501

(1)According to SEK’s definition, Common Equity Tier-1 consists of Tier-1 capital excluding additional Tier-1 capital in the form of perpetual subordinated debt.

(2) Total capital base, including expected loss surplus in accordance with the IRB approach.

Capital base - Adjusting items

Skr mn	June 30, 2013	December 31, 2012
Equity	3,990	3,990
Retained earnings	9,848	9,972
Other reserves	166	450
Total equity in accordance with consolidated statement of financial position	14,004	14,412
Expected dividend	-24	-213
Other deduction	-24	-21
Intangible assets	-119	-113
100% of deficits in accordance with IRB-calculation	—	—
Total regulatory adjustments and adjustments of equity	-167	-347
Adjustments available-for-sale securities	11	19
Adjustment own credit spread	433	556
Adjustments cash-flow hedges	-176	-469
Total prudential filters	268	106
Total Common Equity Tier 1 capital	14,105	14,171
Tier-1 eligible subordinated debt	2,350	2,281
Total Tier-1 capital	16,455	16,452

Tier-2-eligible subordinated debt	n.a.	n.a.
Deduction from Tier-2 capital	n.a.	n.a.
100 % of surplus in accordance with IRB-calculation	45	49
Total Tier-2 capital	45	49

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or addition, as the case might be. As of June 30, 2013 the addition to the capital base amounted to Skr 45 million. The amount increased Tier-2 capital. As of December 31, 2012, the addition to the capital base amounted to Skr 49 million.

Capital requirements in accordance with Pillar 1

	June 30, 2013			December 31, 2012
Skr mn	EAD(3)	Risk weighted amount	Required capital	EAD	Risk weighted amount	Required capital
Credit risk standardized method
Central governments	13,371	834	67	9,607	820	66
Government export credit agencies	143,783	280	22	138,987	315	25
Regional governments	15,260	—	—	23,510	—	—
Multilateral development banks	647	—	—	422	—	—
Household exposures	1	1	0	1	1	0
Corporates	528	528	42	373	373	30
Total credit risk standardized method	173,590	1,643	131	172,900	1,509	121
Credit risk IRB method
Financial institutions (1)	67,459	16,951	1,356	76,789	19,612	1,569
Corporates	64,896	38,578	3,086	61,977	36,202	2,896
Securitization positions	8,598	8,089	647	10,021	8,254	660
Without counterparty	156	156	12	149	149	12
Total credit risk IRB method	141,109	63,774	5,101	148,936	64,217	5,137
Foreign exchange risks	n.a.	1,780	142	n.a.	2,221	178
Operational risk	n.a.	3,549	284	n.a.	3,549	284
Total Basel II	314,699	70,746	5,658	321,836	71,496	5,720

Basel I-based additional requirement(2)	n.a.	—	—	n.a.	—	—
Total Basel II incl. additional requirement	314,699	70,746	5,658	321,836	71,496	5,720

Total Basel I	n.a.	84,811	6,785	n.a.	84,754	6,780

(1)Of which counterparty risk in derivatives: Exposure at default (“EAD”) Skr 7,421 million (year-end 2012: 9,269  million), Risk weighted claims Skr 2,572 million (year-end 2012: 3,442 million) and Required capital Skr 206 million (year-end 2012: 275 million).

(2)The item “Basel I-based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

(3)EAD shows the size of the outstanding exposure at default.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2015, from having to use this approach for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Foreign exchange risk

Foreign exchange risk is calculated on reported values according to the so called two-step method.

Operational risks

Applicable regulations provide opportunities for companies to use different methods for calculating the capital requirement for operational risk. SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has primarily been calculated based on Basel II rules. The Swedish legislature has chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated under the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007-2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules until the end of 2011. In 2012, the legislature determined to further extend the transitional rules until the end of 2013. For 2013, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirement under Basel I rules.

Capital adequacy analysis (Pillar 1)

	June 30, 2013		December 31, 2012
	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	23.3%	23.3%	23.1%	23.1%
of which related to Common Equity Tier-1 capital	19.9%	19.9%	19.8%	19.8%
of which related to Tier-1 capital	23.2%	23.2%	23.0%	23.0%
of which related to Tier-2 capital	0.1%	0.1%	0.1%	0.1%
Capital adequacy quota (total capital base/total required capital)	2.92	2.92	2.89	2.89

Net exposures

The amounts are nominal values.

Total net exposures

Skr bn	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Classified by type of	June 30, 2013		December 31, 2012		June 30, 2013		December 31, 2012		June 30, 2013		December 31, 2012
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	13.6	4.0	9.8	2.8	12.8	4.7	9.0	3.3	0.8	1.2	0.8	1.1
Government export credit agencies	168.7	49.4	162.0	46.7	111.4	40.8	107.0	38.7	57.3	84.2	55.0	78.1
Regional governments	15.2	4.4	23.6	6.8	15.2	5.6	23.4	8.5	—	0.0	0.2	0.3
Multilateral development banks	0.7	0.2	0.4	0.1	0.4	0.1	0.4	0.1	0.3	0.4	—	—
Financial institutions	67.8	19.9	77.2	22.3	59.0	21.6	66.3	24.0	8.8	12.9	10.9	15.5
Corporates	66.8	19.6	63.6	18.3	65.9	24.1	60.1	21.8	0.9	1.3	3.5	5.0
Securitization positions	8.6	2.5	10.0	2.9	8.6	3.1	10.0	3.6	—	0.0	—	—
Total	341.4	100.0	346.6	100.0	273.3	100.0	276.2	100.0	68.1	100.0	70.4	100.0

Net exposure by region and exposure class, as of June 30, 2013

Skr bn	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	—	0.8	—	—	4.8	1.2	6.8	13.6
Government export credit agencies	—	0.9	5.0	—	—	146.8	1.9	14.1	168.7
Regional governments	—	—	—	—	—	12.3	1.0	1.9	15.2
Multilateral development banks	—	—	—	—	—	—	—	0.7	0.7
Financial institutions	—	0.7	9.7	8.8	—	16.1	10.1	22.4	67.8
Corporates	0.2	4.2	4.9	0.1	2.4	41.9	7.0	6.1	66.8
Securitization positions	—	—	2.0	2.1	—	—	—	4.5	8.6
Total	0.2	5.8	22.4	11.0	2.4	221.9	21.2	56.5	341.4

Net exposure by region and exposure class, as of December 31, 2012

Skr bn	Africa	Asia	North America	Oceania	South America	Sweden	Other Nordic countries	Other European countries	Total
Central governments	—	—	—	—	—	4.2	2.0	3.6	9.8
Government export credit agencies	—	0.6	5.3	—	—	140.3	1.9	13.9	162.0
Regional governments	—	—	—	—	—	17.5	1.7	4.4	23.6
Multilateral development banks	—	—	—	—	—	—	—	0.4	0.4
Financial institutions	—	1.0	11.9	8.8	—	13.6	13.6	28.3	77.2
Corporates	0.3	3.7	3.1	0.1	2.3	40.6	6.2	7.3	63.6
Securitization positions	—	—	2.6	2.5	—	—	—	4.9	10.0
Total	0.3	5.3	22.9	11.4	2.3	216.2	25.4	62.8	346.6

Net exposure European countries, excluding the Nordic countries

Skr bn	June 30, 2013	December 31, 2012
France	13.6	7.0
Great Britain	12.1	15.6
Germany	9.1	13.8
The Netherlands	6.4	9.5
Poland	3.0	3.0
Ireland	2.9	2.9
Spain	2.7	3.1
Luxembourg	2.2	2.7
Austria	1.1	1.5
Italy	0.6	0.7
Switzerland	0.6	0.4
Portugal	0.5	0.5
Belgium	0.3	0.3
Greece	—	—
Other countries	1.4	1.8
Total	56.5	62.8

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 6.7 billion at June 30, 2013 (year-end 2012: Skr 7.2 billion). SEK does not have any net exposures to counterparties in Greece.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of June 30, 2013 (year-end 2012: 0.1 billion). The gross exposure is guaranteed in full by other parties.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current rating. Ratings in the table as of June 30, 2013 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

	June 30, 2013
Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	... of which rated ‘AAA’	... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A+’		... of which rated ‘A-’		... of which rated ‘BBB+’		... of which rated ‘BBB’		... of which rated ‘BBB-’		... of which rated ‘BB’		... of which rated ‘B+’		... of which CDO rated ‘CCC’
Australia	2,131	—	—	—	—	—	2,131	2,131	—		—		—		—		—		—		—		—		—		—
Germany	—	—	66	—	—	—	66	—	66	(3)	—		—		—		—		—		—		—		—		—
Ireland	815	—	—	—	—	1,431	2,246	1,431	—		—		—		—		—		—		385	(3)	255	(3)	175	(3)	—
Netherlands	334	—	—	—	—	—	334	334	—		—		—		—		—		—		—		—		—		—
Portugal	310	—	—	—	—	—	310	—	—		—		—		154	(3)	—		—		156	(3)	—		—		—
Spain	784	15	—	14	—	109	922	—	—		29	(3)	26	(3)	83	(3)	186	(3)	365	(3)	35	(3)	198	(3)	—		—
United Kingdom	550	—	—	—	—	10	560	401	149	(3)	—		10	(3)	—		—		—		—		—		—		—
United States	—	—	—	—	125	1,424	1,549	1,424	—		—		—		—		—		—		—		—		—		125	(4)
Total	4,924	15	66	14	125	2,974	8,118	5,721	215		29		36		237		186		365		576		453		175		125

(1)Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2)         RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)Of these assets amounting to Skr 2,272 million, Skr 225 million still have the highest-possible rating from at least one of the rating institutions.

(4)These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 482 million in total as of  June 30, 2013, which means that the total net exposure before impairments related to asset-backed securities held amounted to Skr 8,600 million.

Net exposures

	December 31, 2012
Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	... of which rated ‘AAA’	... of which rated ‘AA+’		... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A+’		... of which rated ‘A’		... of which rated ‘A-’		... of which rated ‘BBB+’		... of which rated ‘BBB-’		... of which rated ‘BB’		... of which rated ‘B+’		... of which CDO rated ‘CCC’
Australia	2,555	—	—	—	—	—	2,555	2,555	—		—		—		—		—		—		—		—		—		—		—
Germany	—	26	66	—	—	—	92	26	66	(3)	—		—		—		—		—		—		—		—		—		—
Ireland	815	—	—	—	—	1,408	2,223	1,408	—		—		—		—		—		—		—		379	(3)	258	(3)	178	(3)	—
Netherlands	652	—	—	—	—	—	652	652	—		—		—		—		—		—		—		—		—		—		—
Portugal	315	—	—	—	—	—	315	—	—		—		—		—		—		156	(3)	—		159	(3)	—		—		—
Spain	819	28	—	23	—	131	1,001	—	—		—		28	(3)	57	(3)	225	(3)	97	(3)	393	(3)	—		201	(3)	—		—
United Kingdom	598	—	—	—	—	17	615	437	—		161	(3)	17	(3)	—		—		—		—		—		—		—		—
United States	—	—	—	—	133	1,978	2,111	1,978	—		—		—		—		—		—		—		—		—		—		133	(4)
Total	5,754	54	66	23	133	3,534	9,564	7,056	66		161		45		57		225		253		393		538		459		178		133

(1)         Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2)         RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)Of these assets amounting to Skr 2,375 million, Skr 244 million still have the highest-possible rating from at least one of the rating institutions.

(4)These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 462 million in total as of  December 31, 2012.

Note 13. Transactions with related parties

Transactions with related parties are described in Note 29 in SEK’s Annual Report for 2012. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2012. SEK has invested in treasury bills issued by the Swedish National Debt Office during the first six months of 2013. SEK’s holdings of these instruments amounted to Skr 4,700.3 million as of June 30, 2013 (year-end 2012: Skr 3,452.6 million).

Note 14.  Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the President confirm that this Interim Report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, July 19, 2013

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson Chairman of the Board	Cecilia Ardström Director of the Board	Jan Belfrage Director of the Board

Lotta Mellström Director of the Board	Ulla Nilsson Director of the Board	Jan Roxendal Director of the Board

Åke Svensson		Eva Walder
Director of the Board		Director of the Board

Peter Yngwe
President

SEK has established the following expected dates for publishing of financial information and other related matters:

October 22, 2013 Interim Report for the period July 1, 2012 — 30 September, 2013

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 19, 2013 12:00 (CET).

Additional information about SEK, including investor presentations, sustainability report and the Annual Report for the financial year 2012, is available at www.sek.se.